Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
EXCO Resources, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-177900, 333-159930, 333-156086, 333-132551, 333-133481, and 333-146376) and Form S-3 (Nos. 333-145885, 333-166131 and 333-169253) of EXCO Resources, Inc. and subsidiaries (the Company) of our report dated February 21, 2013, with respect to the consolidated balance sheets of EXCO Resources, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, cash flows, and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 10-K of EXCO Resources, Inc.

/s/ KPMG LLP
Dallas, Texas
February 21, 2013